Exhibit 99.44

Volaris Reports April 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 21%

MEXICO CITY--(BUSINESS WIRE)--May 5, 2016--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports April 2016 and year-to-date preliminary traffic results.

During April 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 15.8% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in April increased 18.3% year over year, reaching 1.1 billion, validating the strong demand environment the Company has been observing in its markets. Even though Holy and Easter weeks fell in March this year, April passenger traffic held strong as compared to last year. Volaris transported a total of 1.1 million passengers during the month, an increase of 21.1% year over year. Year-to-date, Volaris has transported over 4.6 million passengers, an increase of 32.4% year over year.

In April 2016, Volaris increased domestic and international ASMs by 16.8% and 13.7%, respectively. Network load factor for April reached 83.2%, an increase of 1.8 percentage point year over year.

During April 2016, Volaris launched five year-round domestic routes (Puerto Vallarta – Toluca, Mexico – Torreon, Mexico – Reynosa, Cancun - Reynosa and Guadalajara - Reynosa).

The following table summarizes Volaris traffic results for the month and year-to-date.

	April 2016	April 2015	Variance	Four months ended April 2016	Four months ended April 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	753	633	18.9%	3,070	2,352	30.5%
International	305	261	16.9%	1,294	977	32.5%
Total	1,058	894	18.3%	4,364	3,329	31.1%
ASMs (in millions, scheduled & charter)
Domestic	900	771	16.8%	3,629	2,896	25.3%
International	371	326	13.7%	1,533	1,244	23.3%
Total	1,271	1,097	15.8%	5,162	4,140	24.7%
Load Factor (in %, scheduled)
Domestic	83.6%	82.2%	1.4 pp	84.6%	81.2%	3.4 pp
International	82.2%	79.8%	2.4 pp	84.4%	78.5%	5.9 pp
Total	83.2%	81.4%	1.8 pp	84.5%	80.4%	4.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	918	755	21.6%	3,661	2,782	31.6%
International	211	178	18.9%	899	662	35.8%
Total	1,129	933	21.1%	4,560	3,444	32.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 153 and its fleet from four to 60 aircraft. Volaris offers more than 288 daily flight segments on routes that connect 40 cities in Mexico and 24 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net